Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 3 DATED OCTOBER 2, 2020
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – 5625 Case, LLC

On March 19, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $1,662,000, (the “5625 Case Senior Loan”). The Borrower, 5625 Case, LLC, a California limited liability company (“5625 Case”), used the loan proceeds to acquire approximately 16,000 square feet of land located at 5625-5631 Case Avenue, North Hollywood, CA 91601(the “5625 Case Property”). The details of the acquisition can be found here. 5625 Case has since begun the entitlement process but has not yet received permits.

 On September 28, 2020, 5625 Case paid off the investment for the full amount of the 5625 Case Senior Loan principal drawn-to-date, plus interest. During the investment term, 5625 Case failed to provide project reporting in the form agreed to under the 5625 Case Senior Loan. Consequently, we charged 5625 Case penalty interest over the final five months of the loan term. All interest payments, including penalty interest, were paid in full over the course of the investment period, yielding a return on investment of approximately 17.0%, which represents an annualized rate of approximately 11.0%. 5625 Case repaid the 5625 Case Senior Loan through refinancing.